UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2019 (Report No. 2)

Commission File Number: 001-13138

Pointer Telocation Ltd.
(Translation of registrant’s name into English)

14 Hamelacha Street, Rosh Ha’ayin, Israel 4809133
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Transaction Overview

On March 13, 2019, Pointer Telocation Ltd. (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, I.D. Systems, Inc., a Delaware corporation (“I.D. Systems”), PowerFleet, Inc., a Delaware corporation and a wholly-owned subsidiary of I.D. Systems (“Parent”), Powefleet Israel Holding Company Ltd., a private company limited by shares formed under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Holdco”), and Powerfleet Israel Acquisition Company Ltd., a private company limited by shares formed under the laws of the State of Israel and a wholly-owned subsidiary of Holdco (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as a direct, wholly-owned subsidiary of Holdco (the “Merger”) in exchange for consideration consisting of cash and shares of common stock, par value $0.01 per share of Parent (the “Parent Common Stock”), in the amounts described below.

Also on March 13, 2019, and in connection, and concurrently with the execution of the Merger Agreement, I.D. Systems entered into an Investment and Transaction Agreement (the “Investment Agreement”) by and among I.D. Systems, Parent, PowerFleet US Acquisition Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“I.D. Systems Merger Sub”) and ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P. (the “Investors”), and affiliates of ABRY Partners II, LLC, pursuant to which I.D. Systems will reorganize into a new holding company structure by merging I.D. Systems Merger Sub with and into I.D. Systems, with I.D. Systems surviving as a wholly-owned subsidiary of Parent (the “I.D. Systems Merger”), and pursuant to which Parent will issue and sell in a private placement shares of Parent’s newly created Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) to finance a portion of the cash consideration payable in the Merger. Each outstanding share of I.D. Systems common stock, $0.01 par value per share (the “I.D. Systems Common Stock”), will be exchanged for one share of Parent Common Stock, in the I.D. Systems Merger.

As a result of the transactions contemplated by the Merger Agreement and the Investment Agreement (collectively, the “Agreements,” and the transactions contemplated thereunder, the “Transactions”), I.D. Systems and Holdco will each become direct, wholly-owned subsidiaries of Parent, and the Company will become an indirect, wholly-owned subsidiary of Parent.

Subject to satisfaction of the closing conditions included in the Agreements and assuming that the Agreements are not terminated, the Transactions are expected to close in the summer of 2019. DBSI Investments Ltd., the controlling shareholder of the Company, has entered into a voting agreement to vote in favor of the transactions contemplated under the Merger Agreement. In addition, certain stockholders of I.D. Systems have agreed to vote their shares of I.D. Systems Common Stock in favor of the proposed transactions.

The Merger Agreement

Merger Consideration

At the effective time of the Merger (the “Merger Effective Time”), each outstanding ordinary share of the Company, par value NIS3.00 per share (“Company Ordinary Shares”), other than Company Ordinary Shares owned, directly or indirectly, by I.D. Systems, Parent or any of its subsidiaries or the Company or any of its wholly-owned subsidiaries, will be cancelled in exchange for $8.50 in cash, without interest (the “Cash Consideration”) and 1.272 shares of Parent Common Stock (the “Stock Consideration” and together with the Cash Consideration, the “Merger Consideration”).

At the Merger Effective Time, each award of options to purchase Company Ordinary Shares (each a “Company Option”) that is outstanding and vested immediately prior to such time (a “Vested Company Option”) will be cancelled in exchange for the right to receive the product of (x) the excess, if any, of (I) the Merger Consideration (allocated equally between the Cash Consideration and the Stock Consideration), over (II) the exercise price per Company Ordinary Share subject to such Vested Company Option multiplied by (y) the total number of Company Ordinary Shares underlying such Vested Company Option.

At the Merger Effective Time, each Company Option that is outstanding and unvested immediately prior to such time (an “Unvested Company Option”) will be cancelled and substituted with options to purchase shares of Parent Common Stock under an Assumed I.D. Systems Equity Plan (as defined below) on the same material terms and conditions as were applicable under such Unvested Company Option immediately prior to the Merger Effective Time, except that (i) the number of shares of Parent Common Stock underlying such substituted Unvested Company Options will equal the product of (A) the number of Company Ordinary Shares underlying such Unvested Company Option immediately prior to the Merger Effective Time multiplied by (B) 2.544 (the “Company Equity Award Exchange Ratio”), and (ii) the per-share exercise price will equal the quotient obtained by dividing (A) the exercise price per Company Ordinary Share subject to such Unvested Company Option immediately prior to the Merger Effective Time by (B) the Company Equity Award Exchange Ratio (rounded up to the nearest whole cent).

At the Merger Effective Time, each award of restricted stock units of the Company (a “Company RSU”) that is outstanding and that vest immediately prior to such time will be cancelled in exchange for the right to receive the Merger Consideration, and each Company RSU that is outstanding and unvested immediately prior to such time (an “Unvested Company RSU”) will be cancelled and substituted with restricted stock units under an Assumed I.D. Systems Equity Plan representing the right to receive on the same material terms and conditions as were applicable under such Unvested Company RSU immediately prior to the Merger Effective Time, that number of shares of Parent Common Stock equal to the product of (i) the number of Company Ordinary Shares underlying such Unvested Company RSU immediately prior to the Merger Effective Time multiplied by (ii) the Company Equity Award Exchange Ratio, with any fractional shares rounded down to the nearest lower whole number of shares of Parent Common Stock.

Representations, Covenants and Conditions to Closing

Each of the Company, Parent, I.D. Systems, Holdco and Merger Sub has made customary representations and warranties in the Merger Agreement and has agreed to customary covenants regarding the operation of their respective businesses prior to the closing of the transactions contemplated thereby. In addition, the Company is entitled to rely on certain representations and warranties contained in the Investment Agreement.

From the date of the Merger Agreement until the earlier of (i) the Merger Effective Time or (ii) the termination of the Merger Agreement in accordance with the terms therein, the Company is subject to customary restrictions on its ability to (A) solicit or facilitate proposals from third parties with respect to transactions involving the sale of the Company (a “Company Acquisition Proposal”) or (B) provide non-public information to, or otherwise participate or engage in discussions or negotiations with, third parties or take certain other actions that would reasonably be expected to lead to a Company Acquisition Proposal.

Consummation of the Merger is subject to customary closing conditions, including, without limitation, (i) effectiveness of a Registration Statement on Form S-4 to be filed by Parent relating to the shares to be issued to the Company shareholders in the Transactions, (ii) obtaining Israeli securities law exemptions, (iii) obtaining all governmental authorizations, including the lapse of any waiting period, (iv) approval by the Company’s shareholders of the Merger Agreement and the transactions contemplated thereunder (“Company Shareholder Approval”), (v) required approvals of I.D. Systems’ stockholders, (vi) the listing of the Parent Common Stock on Nasdaq, and (vii) the closing of the transactions contemplated by the Investment Agreement.

Termination

The Merger Agreement contains certain termination rights of Parent and of the Company, including, among others, the right of each party to terminate if the Merger has not been consummated on or prior to September 30, 2019 (the “Outside Date”). If the Merger Agreement is terminated under certain circumstances, including, among others, (A) if (i) Company Shareholder Approval is not obtained at a meeting of the Company’s shareholders duly convened therefor or at any adjournment or postponement thereof, or the Merger has not been consummated on or prior to the Outside Date, or upon a breach by the Company of its “no-shop” obligations or obligation to hold a shareholder meeting and solicit the required shareholder approval and (ii) a Company Acquisition Proposal is received at or prior to such termination and within 12 months after such termination, the Company or any of its affiliates enter into a definitive agreement with respect to any Company Acquisition Proposal, I.D. Systems may be entitled to a termination fee in the amount of $3,000,000 (the “Company Termination Fee”), which would be shared with the Investors pursuant to the Investment Agreement, as further described below, and (B) if Parent, Holdco and Merger Sub fail to satisfy certain covenants relating to the consummation of the Merger, Parent and I.D. Systems may be required to pay a termination fee in the amount of $2,000,000.

The Investment Agreement

The I.D. Systems Merger

Pursuant to the I.D. Systems Merger, I.D. Systems will reorganize into a new holding company structure by merging I.D. Systems Merger Sub with and into I.D. Systems, with I.D. Systems surviving as a wholly-owned subsidiary of Parent. At the effective time of the I.D. Systems Merger (the “I.D. Systems Merger Effective Time”), each share of I.D. Systems Common Stock, outstanding immediately prior to such time, other than any I.D. Systems Common Stock owned by I.D. Systems immediately prior to the I.D. Systems Merger Effective Time, will be converted automatically into the right to receive one share of Parent Common Stock. In addition, Parent will assume I.D. Systems’ equity compensation plans (each, an “Assumed I.D. Systems Equity Plan”), each of which will be amended as necessary to reflect such assumption, with (i) each outstanding option to purchase I.D. Systems Common Stock under any of I.D. Systems’ equity compensation plans, whether or not vested or exercisable, to be assumed under an Assumed I.D. Systems Equity Plan and converted automatically into an option to purchase an identical number of shares of Parent Common Stock, on the same terms and conditions applicable to such option prior to the I.D. Systems Merger and (ii) each outstanding restricted stock award of shares of I.D. Systems Common Stock under any of I.D. Systems’ equity compensation plans, whether or not vested, to be assumed under an Assumed I.D. Systems Equity Plan and converted automatically into a restricted stock award with respect to shares of Parent Common Stock, on the same terms and conditions applicable to such restricted stock award prior to the I.D. Systems Merger.

Immediately prior to the I.D. Systems Merger Effective Time, Parent’s existing certificate of incorporation will be amended and restated in the form attached as Exhibit F-1 to the Investment Agreement (the “Parent Charter”) to provide for, among other things, the designations, powers, preferences and rights of the Series A Preferred Stock.

Investment Transaction

Immediately following the I.D. Systems Merger, and pursuant to the Investment Agreement, Parent will issue and sell to the Investors up to 50,000 shares (the “Investment Shares”) of Series A Preferred Stock, convertible into shares of Parent Common Stock (the “Conversion Shares”), for an aggregate purchase price by the Investors of up to $50,000,000 for $1,000 per share (as may be adjusted under the Parent Charter, the “Series A Issue Price”).

The closing of the transactions contemplated by the Investment Agreement is conditioned upon the closing of the Merger and certain other customary closing conditions, including, among others, obtaining the approval of I.D. Systems stockholders.

Debt Commitment Letter

I.D. Systems received from Bank Hapoalim a commitment letter for a $30,000,000 term loan and a $10,000,000 revolving credit facility. The debt financing is expected to close simultaneously with the closing of the transactions contemplated under the Merger Agreement. The financing includes a five-year $20,000,000 secured term loan A and a five-year $10,000,000 secured term loan B, all proceeds to be used to fund the acquisition of the Company; and a five-year $10,000,000 secured revolving credit facility, expected to be used for general corporate purposes.

The foregoing description of the Merger Agreement, the Investment Agreement and other related matters does not purport to be complete and is qualified in its entirety by reference to the full text of (i) the Merger Agreement, which is filed as Exhibit 99.1 to this Current Report on Form 6-K and incorporated by reference herein, and (ii) the Investment Agreement, which is filed as Exhibit 99.2 to this Current Report on Form 6-K and incorporated by reference herein.

Important Note

The representations, warranties and covenants contained in the agreements and documents described above were made only for purposes of those agreements and documents and as of the specified dates set forth therein, were solely for the benefit of the parties to those agreements and documents, may be subject to limitations agreed upon by those parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between those parties instead of establishing particular matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on these representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of I.D. Systems, Parent or the Company or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the agreement containing them, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Press Release

On March 13, 2019, the Company and I.D. Systems issued a joint press release announcing the execution of the Merger Agreement.  A copy of the press release is attached as Exhibit 99.4 to this Report on Form 6-K and incorporated by reference herein.

In connection with the Company’s conference call held on March 14, 2019 at 9:00 a.m. Eastern Time, the Company delivered an accompanying presentation. A copy of the presentation is furnished with this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.5 and incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

Information provided in this Report of Foreign Private Issuer on Form 6-K includes statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995.  These forward-looking statements may include but are not limited to statements about the expected completion of the Transactions and the timing thereof, the satisfaction or waiver of any conditions to the Transactions and anticipated benefits.  Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified.  These forward-looking statements are based upon Pointer’s management’s current estimates and projections of future results or trends.  Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) Pointer may not be able to satisfy all of the conditions to the closing of the Transactions; (2) the Transactions may involve unexpected costs, liabilities or delays; (3) the outcome of any legal proceedings related to the Transactions; (4) Pointer may be adversely affected by other economic, business, and/or competitive factors; (5) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (6) other risks to consummation of the Transactions, including the risk that the Transactions will not be consummated within the expected time period or at all; and (7) the potential requirement for Pointer to pay a termination fee in connection with its failure to consummate the Merger. Actual results may differ materially from those projected as a result of those and certain other risks and uncertainties, including those risks discussed under the heading “Risk Factors” in Pointer’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”). These forward-looking statements are made only as of the date hereof, and Pointer undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed Merger, Pointer intends to submit relevant materials to the SEC and other governmental or regulatory authorities, including a proxy statement and form of proxy card.  INVESTORS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT Pointer, Parent, I.D. Systems and the Merger.  The proxy statement, proxy card and certain other relevant materials (when they become available) and any other documents submitted by Pointer to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov.  In addition, the proxy statement will be available, without charge, at Pointer’s website at https://www.pointer.com.  Investors are urged to read the proxy statement and the other relevant materials carefully when they become available before making any voting or investment decision with respect to the Merger.

This Report on Form 6-K as well as Exhibits 99.1 and 99.2 are incorporated by reference into the Company’s registration statements on Form S-8 (Registration Statement Nos. 333-113420, 333-118897, 333-139717, 333-141306, 333-173155, 333-214775 and 333-217655) and Form F-3 (Registration Statement Nos. 333-111019, 333-119998, 333-126257, 333-143399, 333-194483, 333-199535 and 333-212326) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the Merger Agreement. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2017, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to: Mr. Yaniv Dorani, at yanivd@pointer.com. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Merger Agreement when available.

I.D. Systems and its directors and executive officers may also be deemed participants in the solicitation of proxies from shareholders of the Company in connection with the Transactions. A list of the names of such directors and executive officers and information regarding their interests in the Transaction will be included in the proxy statement/prospectus for the Transaction when available.

No Offer or Solicitation

This Report on Form 6-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction. This Report on Form 6-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Exhibit No.

99.1*	Agreement and Plan of Merger, dated March 13, 2019, by and among the Pointer Telocation Ltd., I.D. Systems, Inc., PowerFleet Inc., Powerfleet Israel Holding Company Ltd. and Powerfleet Israel Acquisition Company Ltd.*
99.2*	Investment and Transaction Agreement, dated March 13, 2019, by and among I.D. Systems, Inc., PowerFleet Inc., PowerFleet US Acquisition Inc., and ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P.*
99.3	Voting and Support Agreement, dated March 13, 2019, by and among DBSI Investments Ltd., as the Stockholder, Pointer Telocation Ltd., I.D. Systems, Inc., ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P.
99.4	Press release, dated March 13, 2019.
99.5	Investor presentation, dated March 14, 2019.
99.6	Transcript of conference call on March 14, 2019

*	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any such schedules and exhibits to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD.
(Registrant)

Date: March 14, 2019	/s/ Yossi Ben Shalom
By: Yossi Ben Shalom
Title: Chairman of the Board of Directors